EXHIBIT 99.6
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Cautionary Announcement

Telkom shareholders are informed that on Friday, 30 May 2008, Telkom received a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc ("Vodafone") to acquire a portion of Telkom's stake in Vodacom Group (Proprietary) Limited ("Vodacom") subject to, inter alia, the Company unbundling its remaining stake in Vodacom to Telkom shareholders.

Telkom confirms that, on Friday, 30 May 2008, it received a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which states that the Consortium is considering making an offer for the entire issued share capital of Telkom. The letter makes it clear that the offer will only be made if a number of pre-conditions are met including, inter alia, confirmation by the Telkom Board that it will unbundle Telkom's entire 50% stake in Vodacom as part of the offer.

The discussions with Vodafone commenced on Wednesday, 14 May 2008 and are independent from the approach from the Consortium.

The Board of Telkom, in accordance with its fiduciary duties, will evaluate all bona fide offers with a view to maximising shareholder value. No transaction will be entered into without requisite shareholder approvals.

Telkom will advise shareholders of further developments in this regard in due course.

Accordingly, shareholders are advised to exercise caution when dealing in the Company's securities until a further announcement is made.

2 June, 2008
Pretoria
Transaction Sponsor: J.P. Morgan Equities